Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Black Creek Industrial REIT IV Inc.:

We consent to the inclusion in the prospectus related to registration statement (No. 333-200594) on Form S-11 of Black Creek Industrial REIT IV Inc. of our report dated March 6, 2019, with respect to the consolidated balance sheets of Black Creek Industrial REIT IV Inc. and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”), incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/KPMG LLP

Denver, Colorado
April 18, 2019